UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                                WorldSpace, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    981579105
                                 (CUSIP Number)

                                December 31, 2009
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 8 Pages

CUSIP No. 981579105                   13G/A                  Page 2 of 8 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge International LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands, British West Indies
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants, issued June 13, 2008, to purchase 2,838,767 shares of Class A Common Stock (see Item 4)*

                    Warrants, issued June 1, 2007, to purchase 939,279 shares of Class A Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants, issued June 13, 2008, to purchase 2,838,767 shares of Class A Common Stock (see Item 4)*

                    Warrants, issued June 1, 2007, to purchase 939,279 shares of Class A Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants, issued June 13, 2008, to purchase 2,838,767 shares of Class A Common Stock (see Item 4)*

            Warrants, issued June 1, 2007, to purchase 939,279 shares of Class
            A Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.53% (see Item 4)*
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO - Limited Liability Company
--------------------------------------------------------------------------------

* As more fully described in Item 4, certain of these reported securities are subject to a 2.49% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 981579105                   13G/A                  Page 3 of 8 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Highbridge Capital Management, LLC
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            State of Delaware
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants, issued June 13, 2008, to purchase 2,838,767 shares of Class A Common Stock (see Item 4)*

                    Warrants, issued June 1, 2007, to purchase 939,279 shares of Class A Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants, issued June 13, 2008, to purchase 2,838,767 shares of Class A Common Stock (see Item 4)*

                    Warrants, issued June 1, 2007, to purchase 939,279 shares of Class A Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants, issued June 13, 2008, to purchase 2,838,767 shares of Class A Common Stock (see Item 4)*

            Warrants, issued June 1, 2007, to purchase 939,279 shares of Class
            A Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.53% (see Item 4)*
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            OO - Limited Liability Company
--------------------------------------------------------------------------------

* As more fully described in Item 4, certain of these reported securities are subject to a 2.49% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 981579105                   13G/A                  Page 4 of 8 Pages

--------------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS

            Glenn Dubin
--------------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (see instructions)
                                                                   (a) [X]
                                                                   (b) [ ]
--------------------------------------------------------------------------------
     (3)    SEC USE ONLY
--------------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         -----------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                    Warrants, issued June 13, 2008, to purchase 2,838,767 shares of Class A Common Stock (see Item 4)*

                    Warrants, issued June 1, 2007, to purchase 939,279 shares of Class A Common Stock
OWNED BY       -----------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      -----------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    Warrants, issued June 13, 2008, to purchase 2,838,767 shares of Class A Common Stock (see Item 4)*

                    Warrants, issued June 1, 2007, to purchase 939,279 shares of Class A Common Stock
--------------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            Warrants, issued June 13, 2008, to purchase 2,838,767 shares of Class A Common Stock (see Item 4)*

            Warrants, issued June 1, 2007, to purchase 939,279 shares of Class
            A Common Stock
--------------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
                                                                       [ ]
--------------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            4.53% (see Item 4)*
--------------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON (see instructions)
            IN
--------------------------------------------------------------------------------

* As more fully described in Item 4, certain of these reported securities are subject to a 2.49% blocker and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full exercise or conversion of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

CUSIP No. 981579105                   13G/A                  Page 5 of 8 Pages


This Amendment No. 4 (this "Amendment") amends the statement on Schedule 13G filed on August 15, 2005 (the "Original Schedule 13G"), as amended by Amendment No. 1 filed on February 14, 2007, as further amended by Amendment No. 2 filed on January 24, 2008, and as further amended by Amendment No. 3 filed on February 17, 2009(the Original Schedule 13G as amended, the "Schedule 13G"), with respect to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock") of WorldSpace, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G. This Amendment amends and restates Items 2(a), 2(b), 2(c), 4 and 5 in their entirety as set forth below.

Item 2(a).  Name of Person Filing
Item 2(b).  Address of Principal Business Office
Item 2(c).  Citizenship


        HIGHBRIDGE INTERNATIONAL LLC
        ----------------------------
        c/o Harmonic Fund Services
        The Cayman Corporate Centre, 4th Floor
        27 Hospital Road
        Grand Cayman, Cayman Islands, British West Indies
        Citizenship:  Cayman Islands, British West Indies

        HIGHBRIDGE CAPITAL MANAGEMENT, LLC
        ----------------------------------
        40 West 57th Street, 33rd Floor
        New York, New York  10019
        Citizenship:  State of Delaware

        GLENN DUBIN
        -----------
        c/o Highbridge Capital Management, LLC
        40 West 57th Street, 33rd Floor
        New York, New York 10019
        Citizenship:  United States

Item 4.   Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount beneficially owned:

       As set forth in the terms of the reported Warrants, issued June 13, 2009, the number of shares of Class A Common Stock into which such Warrants are exercisable is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 2.49% of the total issued and outstanding shares of Class A Common Stock (the "2.49% Blocker").

       As set forth in the terms of the reported Warrants, issued June 1, 2007, the number of shares of Class A Common Stock into which such Warrants are exercisable is limited to the number of shares that would result in the Reporting Persons having aggregate beneficial ownership of not more than 9.99% of the total issued and outstanding shares of Class A Common Stock.

       Therefore, as of December 31, 2009, subject to the 2.49% Blocker on the Warrants, issued June 13, 2008, each Reporting Person may have been deemed the beneficial owner of 2,032,704 shares

CUSIP No. 981579105                   13G/A                  Page 6 of 8 Pages


of Class A Common Stock issuable to Highbridge International LLC upon exercise of the reported Warrants.

       Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC. Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of shares of Class A Common Stock owned by another Reporting Person. In addition, each Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of shares of Class A Common Stock owned by Highbridge International LLC.

       (b) Percent of class:

       The Company's Quarterly Report filed on Form 10-Q on August 14, 2008, for the quarterly period ended June 30, 2008, indicates that the Company had 42,819,231 shares of Class A Common Stock outstanding as of August 13, 2008. Therefore, as of December 31, 2009, subject to the 2.49% Blocker on the Warrants, issued June 13, 2008, based on the Company's outstanding Class A Common Stock and the Class A Common Stock issuable upon exercise of the reported Warrants, each Reporting Person may have been deemed to beneficially own 4.53% of the outstanding Class A Common Stock of the Company. The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Class A Common Stock owned by another Reporting Person.

       (c) Number of shares as to which such person has:

           (i)    Sole power to vote or to direct the vote

                  0

           (ii)   Shared power to vote or to direct the vote

                  See Item 4(a)

           (iii)  Sole power to dispose or to direct the disposition of

                  0

           (iv)   Shared power to dispose or to direct the disposition of

                  See Item 4(a)

Item 5.  Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Exhibits:

Exhibit I: Joint Filing Agreement, dated as of February 12, 2010, by and among Highbridge International LLC, Highbridge Capital Management, LLC and Glenn Dubin.

CUSIP No. 981579105                   13G/A                  Page 7 of 8 Pages


                                   SIGNATURES

       After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: February 12, 2010

HIGHBRIDGE INTERNATIONAL LLC                HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                     By: /s/ John Oliva
                                            --------------------------
                                            Name: John Oliva
                                            Title: Managing Director
By: /s/ John Oliva
-----------------------------
Name: John Oliva
Title: Managing Director


/s/ Glenn Dubin
-----------------------------
GLENN DUBIN

CUSIP No. 981579105                   13G/A                  Page 8 of 8 Pages

                                    EXHIBIT I

                             JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Class A Common Stock, $0.01 par value, of WorldSpace, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


Dated as of February 12, 2010

HIGHBRIDGE INTERNATIONAL LLC                HIGHBRIDGE CAPITAL MANAGEMENT, LLC

By: Highbridge Capital Management, LLC
    its Trading Manager                     By: /s/ John Oliva
                                            --------------------------
                                            Name: John Oliva
                                            Title: Managing Director
By: /s/ John Oliva
-----------------------------
Name: John Oliva
Title: Managing Director


/s/ Glenn Dubin
-----------------------------
GLENN DUBIN